Exhibit 99.58

NexGen Commences 35,000 m Summer Drill Program at Rook I and

Advances Project Development Activities

Vancouver, BC, July 11, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE) is pleased to announce that the Summer 2016 drill program has now begun at our 100% owned, Rook I Property, Athabasca Basin, Saskatchewan.

The summer 2016 program will be the largest seasonal drilling program at Rook I to date and will be comprised of a minimum 35,000 m of diamond drilling using seven rigs. Six rigs are now fully operational at site with two at Arrow, two at the 180 m southwest area and two regional rigs currently testing the Patterson Corridor southwest of Arrow. The seventh rig is on site and will commence drilling at Arrow shortly. This summer program is budgeted at $14M and is fully funded with cash on hand of approximately $100M.

There are three primary objectives of the summer 2016 drill program:

1.	Core drilling at the Arrow Deposit using directional drilling technology;

a.	Step-out and exploration drilling at the Arrow Deposit aimed at discovering and delineating new areas of mineralization,

b.	In-fill drilling to advance the inferred resource estimate into the indicated category at the Arrow Deposit,

2.	Step-out drilling 180 m to the southwest of Arrow where extensive massive pitchblende mineralization was recently discovered;

3.	Regional exploration drilling at several high-potential target areas on the Patterson conductor corridor (Figure 1).

In addition, construction of an all-weather access road from Highway 955 to the Rook I camp and property has been completed. Development studies are well underway, and the Rook I camp has undergone infrastructure expansion to accommodate increased exploration and development activity.

Leigh Curyer, Chief Executive Officer, commented: “The summer drilling program’s objective is to continue to expand and delineate the foot print of the Arrow Deposit and in parallel explore the highly prospective 9kms of the Patterson Conductor Corridor located on Rook I. The increase in the size of the program reflects the geological setting of Arrow and the Patterson Conductor Corridor demanding a significant level of additional drilling. In conjunction, NexGen has undertaken the commencement of environmental and engineering programs to optimize the continued development of Arrow.”

Core Drilling at the Arrow Deposit:

Two rigs are currently drilling at the Arrow Deposit and are concentrating on both resource growth and expansion as well as in-fill drilling in the A1 through A4 shears. The Arrow Deposit remains open in most directions. Large areas in each of the Arrow shears are completely undrilled and will be targeted during the summer. Recent discoveries of high grade mineralization in the A1 and A4 shears shows that there is excellent potential for significant additional mineralization both within the currently defined envelope at Arrow and outside of it. Both rigs are using Devico directional drilling technology with the assistance of Tech Directional Services Inc.

Drilling 180 m southwest of Arrow:

Two rigs are currently in operation at the area 180 m southwest of the Arrow Deposit. This new area was discovered in mid-March after publishing the maiden Inferred mineral resource estimate for the Arrow Deposit which comprised 201.9M lbs of U3O8 at 2.63% U3O8 contained in 3.48M tonnes (see News Release dated March 3,2016). The Company will be following-up on the early success from winter and spring drilling which included AR-16-90c3 which drilled 8.05 m of off-scale mineralization including 1.5 m of minimum-greater-than-61,000 cps radioactivity (see News Release dated June 13, 2016). Drilling in this area will concentrate on both systematic delineation and aggressive step-outs.

Regional Exploration Drilling:

Two rigs are currently drilling high-potential targets on the Patterson conductor corridor. These target areas, show similar geophysical characteristics to Arrow with coincident VTEM and gravity anomalies. The Company believes these targets represent excellent potential for new discoveries on the Rook I property.

Project Development Activities:

Concurrently with this large summer 2016 drilling program, the Company is advancing the project towards the next stage in development. Construction of a fully permitted 13.5 km all-season access road from Provincial Highway 955 to the Rook I camp and property has been completed. Geotechnical, metallurgical, consultation, and environmental studies are currently well underway. These studies will form the basis of further development work including economic studies and permitting activities in the future.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and reviewed on behalf of NexGen Energy Ltd ., by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person.

Figure 1: Summer 2016 Drill Target Areas

Legend
Rook I Property Boundary
Summer 2016 Target Areas
VTEM Conductors
Uranium Showings
Gravity
N
Spitfire
Bow
Patterson Lake
Cannon
Arrow
Deposit
SW
Extension
Patterson Lake
NexGen Energy Ltd.
Summer 2016 Target Areas
July 11, 2016
Scale 1:40000
500
0
500
1000
(meters)
NAD83 / UTM zone 12N
NexGen
Energy Ltd.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook l, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook l also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of wards such as “plans”, “expects”, His expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cast of planned exploration activities, that financing will be available if and when needed and an reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available an reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate

Farward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others. negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained law uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition far resources and financing and other factors discussed or referred to in the Company’s Annual information Form dated April 13, 2016 under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.